September 12, 2005	Writer’s Direct Contact 858/720-5198 SRowles@mofo.com
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0306
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Russell Mancuso, Branch Chief Ms. Kaitlan Tillan, Assistant Chief Accountant Mr. Tom Jones Mr. Eric Atallah

Re:	Endocare, Inc.
Revised Draft of Amendment to Annual Report on Form 10-K
For the fiscal year ended December 31, 2004
Revised Draft of Amendment to Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005
File No. 0-27212
Ladies and Gentlemen:
This letter is being submitted by Endocare, Inc. (the “Company”) in response to comments received from the staff of the SEC (the “Staff”) by letter dated September 9, 2005 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the corresponding comments in the Staff Letter, the text of which we have incorporated into this response letter for your convenience.
Concurrently with the filing of this letter via Edgar, we are faxing to you and also sending by overnight courier the following documents:
•	A revised draft of the amendment to the Company’s Form 10-K for the year ended December 31, 2004 (the “Form 10-K Amendment”), marked to show the latest changes; and

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•	Revised drafts of the amendments to the Company’s Form 10-Qs for the quarters ended March 31 and June 30, 2005 (collectively, the “Form 10-Q Amendments”), marked to show the latest changes.
Draft Amendment No. 2 to Form 10-K for the Fiscal year Ended December 31, 2004
Item 9a. Controls and Procedures
1.	We note you plan to restate your Form 10-K/A to properly classify gains and losses as components of operating income. We also note that you plan to restate your 2005 Forms 10-Q to properly account for certain warrants as liabilities. Please revise your proposed Item 9(a) disclosure for both the Form 10-K/A and the Forms 10-Q/A to:
•	Explicitly acknowledge the restatement

•	State whether in light of the restatement management continues to believe disclosure controls and procedures are effective and if so why
Also, for purposes of your Forms 10-Q/A, if management has made a material change to the company’s internal controls over financial reporting, please make the disclosure required by Item 308(c) of Regulation S-K.
Response to Comment #1
The Form 10-K Amendment and the Form 10-Q Amendments have been revised in accordance with the Staff’s comment.
Draft Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2005
Item 1. Condensed Consolidated Financial Statements
2.	Please tell us why you reflect the liability related to the common stock warrants as long-term and not current. We note that the warrants are exercisable at any time during the next five years.
Response to Comment #2
As indicated in Note 5 to the financial statements contained in each of the Form 10-Q Amendments, the warrants are classified as derivative instruments until the exercise or expiration of the warrants, because until such exercise or expiration there remains the possibility of liquidated damages. Based on current trading prices of the underlying common

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stock, the Company does not expect that the warrants will be exercised within one year and the warrant expiration date is not until March 11, 2010. This expectation is consistent with the assumptions used in valuing the warrants as discussed in Note 5. Therefore, the Company and its auditors, Ernst & Young, believe that the classification of the warrants as long-term liabilities is appropriate.
In addition, the long-term classification reflects the fact that this derivative is settled through the issuance of shares – i.e., an equity event, which is by nature non-current. Ultimately, the liability associated with each warrant will be reclassified into equity upon exercise or expiration. This situation differs from a “conventional” derivative that is settled (i.e., “paid-out”) through delivery of cash or other assets, where a short-term versus long-term classification would be meaningful. As indicated in Note 5 to the financial statements contained in each Form 10-Q Amendment, liquidated damages are expensed as incurred, as it is not possible to reliably estimate in advance the aggregate amount of liquidated damages that ultimately will be incurred.
* * * * * *
The Company respectfully requests the Staff’s assistance in completing the review of the draft Form 10-K Amendment and draft Form 10-Q Amendments as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. After we receive the Staff’s final input on the draft Form 10-K Amendment and the draft Form 10-Q Amendments, the Company will file these documents via Edgar and then file an amendment to the Company’s Form S-2 to incorporate these filings by reference and respond to the Staff’s outstanding comments with respect to the Form S-2.
Please direct any further comments or questions regarding this response letter to me at (858) 720-5198 or my colleague Clint Davis at (858) 720-5176. Our facsimile number is (858) 720-5125.
Very truly yours,
/s/ Steven G. Rowles
Steven G. Rowles

cc:	Michael R. Rodriguez, Endocare, Inc. Kevin Keating, Endocare, Inc.